

Continental PIRELLI

"Exemption No. 82-1357"

Press Release

Pirelli sets up new steel cord factory with Continental in Romania

The new plant will have a 30,000 ton output per year to serve east european markets

Slatina (Romania), 22nd July 2005 – Pirelli and Continental opened today in Slatina the steel cord production plant of Cord Romania, the joint-venture 80% owned by Pirelli and 20% by Continental created on October 2004.

The factory is located on a 100,000 square meter area and has 350 employees with a yearly output - once fully operative - of 30,000 tons of steel cord which will be destinated for the fast growing East European markets. Steel cord is used by tyre producers as main reinforcement material for radial tyres.

The new facility will require an investment of 40 million euros over several years and will allow Cord Romania to meet growing demand - already almost two times supply - for this key tyre component in the area.

Thanks to Cord Romania, Pirelli will strengthen its position on the European steel cord market, integrating offer from plants in Figline Valdarno (Italy), Merzig (Germany) and Izmit (Turkey). This investment – the first ever made by Pirelli Tyres in the Balkan region – is part of the Company's expansion strategy in Romania. This strategy will result in the opening by 2006 of a new big High Performance Car Tyre plant in Slatina, which will serve the fast growing demand from the East European markets.

For Continental, the new investment builds on its already considerable presence in the region and will provide a competitive new source of steelcord to help meet its growing demand.

The new initiative also strengthens cooperation between Pirelli and Continental in the manufacture of this key tyre component, where Drahtcord Saar – the 50-50 joint venture based in Merzig – has been present for more than 30 years.

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The **Pirelli** Group has a long industrial tradition and is ranked among the world leaders in the sectors in which it operates. With more than a century's experience, Pirelli has developed into a multinational Company, firmly rooted in various national markets. It focuses its R&D, production resources and competencies on leading-edge technologies, as shown by Pirelli Labs' advanced work in the photonics, broadband access and new materials fields, and by MIRS (Modular Integrated Robotized System) tyre production.
Pirelli is also the largest shareholder in Olimpia, a Company which in turn is the largest shareholder in Telecom Italia, one of Europe's leading telecommunications operators.
Additional information on Pirelli is available at: http://www.pirelli.com

The **Continental** Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Continental AG
Hannes Boekhoff
Head of Press
Vahrenwalder Strasse 9
30165 Hanover/Germany
Tel.: 0511 938-1278
Fax: 0511 938-1055
Email: prkonzern@conti.de

Pirelli
Press Office
Tel.: +39 02 85354270
Email: pressoffice@pirelli.com

Continental Corporate Image and Video Library: www.conti-online.com

"Exemption No.
82-1357"

Press Release

Pirelli sets up new steel cord factory with Continental in Romania

The new plant will have a 30,000 ton output per year to serve east european markets

Slatina (Romania), 22nd July 2005 – Pirelli and Continental opened today in Slatina the steel cord production plant of Cord Romania, the joint-venture 80% owned by Pirelli and 20% by Continental created on October 2004.

The factory is located on a 100,000 square meter area and has 350 employees with a yearly output - once fully operative - of 30,000 tons of steel cord which will be destinated for the fast growing East European markets. Steel cord is used by tyre producers as main reinforcement material for radial tyres.

The new facility will require an investment of 40 million euros over several years and will allow Cord Romania to meet growing demand - already almost two times supply - for this key tyre component in the area.

Thanks to Cord Romania, Pirelli will strengthen its position on the European steel cord market, integrating offer from plants in Figline Valdarno (Italy), Merzig (Germany) and Izmit (Turkey). This investment – the first ever made by Pirelli Tyres in the Balkan region – is part of the Company's expansion strategy in Romania. This strategy will result in the opening by 2006 of a new big High Performance Car Tyre plant in Slatina, which will serve the fast growing demand from the East European markets.

For Continental, the new investment builds on its already considerable presence in the region and will provide a competitive new source of steelcord to help meet its growing demand.

The new initiative also strengthens cooperation between Pirelli and Continental in the manufacture of this key tyre component, where Drahtcord Saar – the 50-50 joint venture based in Merzig – has been present for more than 30 years.

.../2

The **Pirelli** Group has a long industrial tradition and is ranked among the world leaders in the sectors in which it operates. With more than a century's experience, Pirelli has developed into a multinational Company, firmly rooted in various national markets. It focuses its R&D, production resources and competencies on leading-edge technologies, as shown by Pirelli Labs' advanced work in the photonics, broadband access and new materials fields, and by MIRS (Modular Integrated Robotized System) tyre production.
Pirelli is also the largest shareholder in Olimpia, a Company which in turn is the largest shareholder in Telecom Italia, one of Europe's leading telecommunications operators.
Additional information on Pirelli is available at: http://www.pirelli.com

The **Continental** Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Continental AG
Hannes Boekhoff
Head of Press
Vahrenwalder Strasse 9
30165 Hanover/Germany
Tel.: 0511 938-1278
Fax: 0511 938-1055
Email: prkonzern@conti.de

Pirelli
Press Office
Tel.: +39 02 85354270
Email: pressoffice@pirelli.com

Continental Corporate Image and Video Library: www.conti-online.com